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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         FOR THE MONTH OF SEPTEMBER 2001




                               UTI WORLDWIDE INC.
                 (Translation of registrant's name into English)



   9 Columbus Centre, Pelican Drive          c/o Union-Transport Services Inc.
          Road Town, Tortola                 19443 Laurel Park Road, Suite 111
        British Virgin Islands                Rancho Dominguez, CA 90220 USA
                   (Addresses of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F          X                         Form 40-F
                    --------                                    --------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                           No            X
                    --------                                    --------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)


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                        REPORT OF FOREIGN PRIVATE ISSUER
                         FOR THE MONTH OF SEPTEMBER 2001

UTI WORLDWIDE INC. REPORTS FISCAL 2002 SECOND QUARTER FINANCIAL RESULTS

UTi Worldwide Inc., a British Virgin Islands corporation ("UTi" or the "Company"), issued a news release dated September 5, 2001 (the "News Release") announcing its results for the three- and six-month periods ended July 31, 2001. The News Release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

SAFE HARBOR STATEMENT

Certain statements in the News Release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the Company's discussion of its strategies to realize operating margin gains, expectations regarding revenue levels for the remainder of the year, the Company's ability to benefit from on-going cost control efforts, the Company's focus on gaining market share, and any other statements, which are not historical facts. Many important factors may cause the Company's actual results to differ materially from those discussed in any such forward-looking statements, including general economic, political and market conditions, increased competition, integration risks associated with acquisitions, the effects of changes in foreign exchange rates, increases in the Company's effective tax rates, industry consolidation making it more difficult to compete against larger companies, risks of international operations, the success and effects of new strategies, and the other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those indicated. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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                                  EXHIBIT LIST

     Exhibit                                Description
     -------        ------------------------------------------------------------
       99.1           News Release dated September 5, 2001 of UTi Worldwide Inc.




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              UTI WORLDWIDE INC.

  Date:     September 5, 2001                 By:    /s/ Roger I. MacFarlane
                                                     ---------------------------
                                                     Roger I. MacFarlane
                                                     Chief Executive Officer

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